Metropolitan Life Insurance Company

1095 Avenue of the Americas

New York, NY 10036

212 578-2211

Peter M. Carlson
Executive Vice President and
Chief Accounting Officer pcarlson@metlife.com

September 9, 2013

Mr. John Krug

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metropolitan Life Insurance Company
Registration Statement on Form 10
Filed August 28, 2013
File Number: 000-55029

Dear Mr. Krug:

At the request of the Staff, this letter provides additional information regarding the Form 10 filed with the Commission by Metropolitan Life Insurance Company (the “Company”) on August 28, 2013. The Company is a wholly-owned subsidiary of MetLife, Inc.

As disclosed in the Company’s Form 10, and in MetLife, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, MetLife, Inc. plans to merge three U.S.-based life insurance subsidiaries and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company. The companies to be merged are MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company and MetLife Investors Insurance Company, each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company Ltd., a Cayman Islands reinsurance company that mainly reinsures guarantees associated with variable annuity products. These mergers are expected to occur towards the end of 2014, subject to regulatory approvals. In anticipation of the mergers, MetLife Insurance Company of Connecticut plans to surrender its New York insurance license by the end of 2013.

As part of this restructuring, the Company plans to offer in New York certain annuity products which have been offered by MetLife Insurance Company of Connecticut. These products contain features that require the issuing company to file a registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and to be a reporting company under Section

Mr. John Krug

Securities and Exchange Commission

September 9, 2013

13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, and consistent with precedent filings by similarly situated life insurance companies, the Company has filed a registration statement on Form 10 to voluntarily register its common stock pursuant to Section 12(g) of the 1934 Act, in order to facilitate the subsequent filing of periodic 1934 Act reports needed to support the offering of the registered annuity products. The Company will thereafter file periodic reports required by Section 13(a) of the 1934 Act. The registration statements for the annuity products, which we understand will be reviewed by the Division of Investment Management, will incorporate by reference from the Form 10 and the Company’s periodic reports.

As previously discussed with the Staff of the Chief Counsel’s Office and pursuant to the Division of Corporation Finance Compliance and Disclosure Interpretations, Exchange Act Forms, Question 103.01, the Company has omitted certain information from the Form 10 because it is a wholly-owned subsidiary that meets the requirements set forth in Instruction I to Form 10-K. Also as previously discussed with the Staff, the Company intends to rely on the no-action letter issued to Allstate Life Insurance Company (August 23, 2002).

If the Staff would find it helpful, we would welcome the opportunity to arrange a conference call with the Staff to provide an overview of MetLife’s objectives, our Form 10 filing and our securities law analysis, as well as to address any questions you might have with respect to our filing. In addition, if we may be of assistance in answering any questions that may arise in connection with the Staff’s review of our Form 10 filing, please call Matthew Ricciardi at 212-578-2675, or me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at KrugJ@SEC.GOV and to your colleagues copied below at their respective email addresses, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson
Peter M. Carlson

cc:	Daniel Greenspan
Charles Kwon
Johnny Gharib
U.S. Securities and Exchange Commission

Matthew Ricciardi
MetLife